Exhibit 1.01

Conflict Minerals Report
ACCO Brands Corporation has included this Conflict Minerals Report as an exhibit to its Form SD for 2020 as provided for in Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is May 27, 2021. Unless the context indicates otherwise, the terms “ACCO Brands,” “we,” “its,” “us” and “our” refer to ACCO Brands Corporation and its consolidated domestic and international subsidiaries. As used herein and consistent with the Conflict Minerals Rule, “Conflict Minerals” or “3TG” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals. Also, the term “suppliers,” unless otherwise indicated by the context, includes third-party facilities with which we contract to manufacture certain products, and entities from which our manufacturing facilities and third-party facilities directly obtain components or materials for our products.
Forward-Looking Statements
This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as “intend” and the like, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary 3TG benefit armed groups.
Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties may include, but are not limited to, (1) the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners (“SORs”) and other market participants responsibly source 3TG and (3) political and regulatory developments, whether in the Democratic Republic of the Congo (“DRC”) region (the “Covered Countries”), the United States or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this document. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this document or to reflect the occurrence of unanticipated events.
Applicability of the Conflict Minerals Rule to Our Company
ACCO Brands designs, markets, and manufactures well-recognized consumer, school, technology and office products. Some of the products that we manufacture or contract to manufacture contain third-party components or materials that include 3TG that are necessary to the functionality or production of the products. 3TG content constitutes a small portion of the materials content of our products and most of our products do not contain any 3TG. Our in-scope products taken together as a whole contain all four 3TG, although each individual product does not contain each 3TG.
For 2020, each of our in-scope products contained at least some 3TG content for which we were unable to determine the origin. However, none of the 3TG contained in our in-scope products that were necessary to the functionality or production of the products were determined by us to directly or indirectly finance or benefit armed groups in the Covered Countries. We did not conclude that any of our in-scope products were “DRC conflict free.” The terms “adjoining country,” “armed group” and “DRC conflict free” have the meanings contained in the Conflict Minerals Rule.
We do not directly source 3TG from mines or SORs, and we believe that we are in most cases many levels removed from these market participants. However, through the efforts described in this Conflict Minerals Report, we seek to ensure that our sourcing practices are consistent with our Conflict Minerals Policy, which is described below, and to encourage responsible sourcing by our supply chain.
Product and SOR information in respect of 2020 is described under “Product, Smelter and Refiner and Country of Origin Information” below.
Our Conflict Minerals Policy
We are committed to being a responsible corporate citizen and are opposed to human rights abuses such as are occurring in the DRC. We also take seriously our compliance obligations under the Conflict Minerals Rule. To these ends, we have adopted and communicate to our suppliers and the public a company policy (the “Conflict Minerals Policy”) for the supply chain of 3TG.
The Conflict Minerals Policy, which is available at our website at https://www.accobrands.com/social-responsibility/ includes, but is not limited to, our expectations that our suppliers:
1.    Work with their suppliers to ensure traceability of 3TG at least to the smelter or refiner level. Under the Conflict Minerals Policy, ACCO Brands reserves the right to request further evidence of the supply chain down to the mine level.
2.    Source 3TG only from sources that do not support conflict.
3.    Where possible, source 3TG from sources that are certified as conflict-free by an independent third-party.
4.    Submit to ACCO Brands on request a completed Responsible Minerals Initiative (the “RMI”) Conflict Minerals Reporting Template (“Template”) and provide ACCO Brands with such written certifications and other information concerning the origin of 3TG included in products and/or components supplied to it as it may request from time to time.
5.    Adopt a risk management strategy with respect to identified risks in the supply chain that is consistent with the Conflict Minerals Policy.
6.    Otherwise adopt policies, procedures and systems with respect to 3TG sourcing consistent with the Conflict Minerals Policy and the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (including the supplements thereto, the “OECD Guidance”).
7.    Require their direct and indirect suppliers to adopt policies and procedures that are consistent with the Conflict Minerals Policy.
In addition, our Global Social Responsibility Policy provides that suppliers shall only use materials derived from operations that are in compliance with the environmental and social laws and regulations of the country of origin. Due diligence is required to be exercised with respect to sourcing and extraction of raw materials, including 3TG used in products. The due diligence is required to be consistent with relevant parts of the OECD Guidance or equivalent processes. Our Global Social Responsibility Policy is available on our website at https://www.accobrands.com/social-responsibility-page/.
We do not seek to embargo sourcing from the Covered Countries and encourage our suppliers to continue to responsibly source 3TG from the region.
Reasonable Country of Origin Inquiry Information
Our outreach included 448 direct suppliers (the “Suppliers”) that we determined to potentially have contracted to manufacture products for us that contain 3TG necessary to the products’ functionality or production, or that provided us with components or materials that contain necessary 3TG. We determined which of our products were in-scope or potentially in-scope for purposes of the Conflict Minerals Rule through product specifications, bills of material, visual inspection, supplier inquiries and other information known to us. Scoping determinations with respect to products that we contracted to manufacture or may have contracted to manufacture also were based on our degree of influence over the products’ manufacture.
For our reasonable country of origin inquiry, to the extent applicable, we utilized the same processes and procedures as for our due diligence, in particular Steps 1 and 2 of the OECD Guidance, which are discussed later in this Conflict Minerals Report. In connection with our reasonable country of origin inquiry, we requested information from the Suppliers at a product level (i.e., specific to our products, rather than for all of the products that the Suppliers sold to their customers), although not all of the Suppliers responded at that level. For 2020, the Suppliers identified to us 307 SORs as potentially having processed the necessary 3TG contained in our in-scope products. Based on our reasonable country of origin inquiry, we concluded that 173 of these SORs sourced entirely from outside of the Covered Countries, including from recycled or scrap sources, as described under “Product, Smelter and Refiner and Country of Origin Information.” Our conclusions concerning mineral origin are based on information provided by the RMI to its members.
Pursuant to the Conflict Minerals Rule, based on the results of our reasonable country of origin inquiry, we exercised due diligence for 2020. These due diligence efforts are discussed in this Conflict Minerals Report.
Due Diligence Measures
Design Framework
We designed our due diligence measures relating to 3TG to conform with, in all material respects, the criteria set forth in the OECD Guidance, Third Edition.
Selected Elements of Design Framework and Due Diligence Program
The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. Selected elements of our due diligence program, including selected due diligence measures that we took in respect of 2020, are discussed below. However, these are not all of the elements of the program that we have put in place to help ensure that the 3TG contained in our products are responsibly sourced. The headings below conform to the headings used in the OECD Guidance for each of the five steps.
1.    OECD Guidance Step One: “Establish strong company management systems”
a.    We maintain a Conflict Minerals Policy. The Conflict Minerals Policy is posted on our website and distributed electronically to selected employees and suppliers.
b.    The Global Compliance Team, which reports to the General Counsel, is charged with managing our 3TG compliance strategy. The Global Compliance Team works with all ACCO Brands business groups to determine potentially in-scope products and suppliers. We also utilize specialist outside counsel and other consultants to assist us with our compliance efforts. Some of the activities described in this Conflict Minerals Report are performed by a third-party service provider on our behalf.
c.    We are a member of the RMI, and we use the Template developed by the RMI to identify SORs in our supply chain. For 2020, we retained a third party to assist us with gathering and validating information from Suppliers.
d.    We maintain business records relating to 3TG due diligence, including records of due diligence processes, findings and resulting decisions, on a computerized database for at least five years.

e.    We have a grievance mechanism for employees, suppliers and other interested parties to report violations of our Conflict Minerals Policy, either through a hotline or confidential web form. The contact information for our grievance mechanism is as follows: www.MySafeWorkplace.com or 1.800.461.9330.
f.    Our form of vendor contract requires that suppliers represent and warrant that they are aware of ACCO Brands’ commitment to not source 3TG from sources that benefit armed groups and that they understand their obligation and agree to collect and report their sources of 3TG to ACCO Brands.
2.    OECD Guidance Step Two: “Identify and assess risk in the supply chain”
a.    We requested in writing that the Suppliers provide us with information, through the completion of the Template, concerning the usage and source of 3TG in the products, components and materials that they sold to us, as well as information concerning their related compliance efforts. We followed up by email or phone with Suppliers that did not respond to the request within a specified time frame. For 2020, we sent requests to 448 Suppliers to provide us with information through the completion of a Template. We received responses from approximately 88% of the Suppliers.
b.    We reviewed the completed responses received from the Suppliers. We followed up by email or phone with Suppliers that submitted an incomplete response or a response that we determined contained errors or inaccuracies, that raised quality control flags or that we determined not to be suitable based on our written review criteria, in each case requesting the Supplier submit a revised response. We followed up with other Suppliers when determined to be appropriate by us. Pursuant to our risk mitigation strategy, for 2020, we escalated within ACCO Brands certain Suppliers that did not respond on a timely basis or provide requested information.
c.    To the extent that a completed response identified a SOR, we reviewed this information against the list of Conformant (as defined below) SORs published by the RMI and the country of origin information made available by the RMI to its members. 233 or 76%, of the identified SORs were listed as Conformant by the RMI as of April 23, 2021 and 15, or approximately 5%, were listed as Active as of that date.
d.    If a SOR identified by a supplier is not listed as Conformant by the RMI, we consult publicly available information to attempt to determine whether that SOR obtained 3TG from sources that directly or indirectly financed or benefitted armed groups in the DRC Region. We also attempt to contact the SOR to gain more information about its sourcing practices, including countries of origin and transfer and whether there are internal due diligence procedures in place or other processes that the SOR takes to track the chain of custody on the source of its 3TG.
e.    If a supplier is unable provide a Template, we request information on the suppliers’ tier-2 suppliers. The tier-2 suppliers, and subsequent tiers of suppliers that are identified, are then contacted by the Service Provider following the applicable procedures described above.
f.    Based on the information furnished by our suppliers and other information known to us, we assess the risks of adverse impacts.
3.    OECD Guidance Step Three: “Design and implement a strategy to respond to identified risks”
a.    Our Global Compliance Team reported the findings of its supply chain risk assessment to our General Counsel, who then provided periodic updates of material developments to ACCO Brands’ Audit Committee.

b.    We address identified risks on a case-by-case basis. This flexible approach enables us to tailor the response to the risks identified.
c.    In addition, to the extent that identified SORs are not Conformant, we seek to exercise leverage over these SORs to become Conformant through our participation in and support of the RMI. We also utilize information provided by the RMI to its members to monitor SOR improvement.
4.    OECD Guidance Step Four: “Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain”
In connection with our due diligence, we utilize and rely on information made available by the RMI concerning independent third-party audits of SORs to assess SOR due diligence and to determine whether SORs are Conformant. We also support independent third-party audits through our membership in the RMI.
5.    OECD Guidance Step 5: “Report on supply chain due diligence”
We file a Form SD and a Conflict Minerals Report with the Securities and Exchange Commission and make these documents available on our website.
Product, Smelter and Refiner and Country of Origin Information
For 2020, the following categories of products that we manufactured or contracted to manufacture contained 3TG that were necessary to the functionality or production of the products, and were treated as in-scope for purposes of our compliance: (1) Computer Accessories; (2) Electrical Machines & Staples; (3) Stationery; (4) Presentation Products; (5) Integrated OEM Punch & Bind Products; and (6) Do-it-yourself Tools. Not all of our products in each of these categories were in-scope in 2020. For a further discussion of our products, see our Annual Report on Form 10-K for the fiscal year ended December 31, 2020. The information contained in our Form 10-K is not incorporated by reference into this Conflict Minerals Report or our Form SD and should not be considered part of this Conflict Minerals Report or the Form SD.
Due to the challenges of tracing a multi-tier supply chain, for 2020, we were unable to determine the origin of at least some of the necessary 3TG content contained in each of our in-scope products. However, for 2020, none of our in-scope products were determined by us to support conflict (i.e., to contain necessary 3TG that directly or indirectly financed or benefited an armed group in a Covered Country). An “armed group” under the Conflict Minerals Rule is an armed group that is identified as a perpetrator of serious human rights abuses in annual Country Reports on Human Rights Practices under sections 116(d) and 502B(b) of the Foreign Assistance Act of 1961 relating to the Covered Countries. For 2020, we did not conclude that any of our products were “DRC conflict free.”
In connection with our due diligence or reasonable country of origin inquiry, as applicable, the Suppliers identified to us certain facilities as potentially having processed the necessary 3TG contained in our in-scope products in 2020, as described in the table below. Not all of the included facilities may have processed the necessary 3TG contained in our in-scope products, since, in some cases, Suppliers may have reported to us SORs that were not in our supply chain, due to over-inclusiveness in the information received from their suppliers or for other reasons. The SORs described below may not be all of the SORs in our supply chain, since the Suppliers did not identify the processors of some of the necessary 3TG content contained in our in-scope products, and since we did not receive responses from all of the Suppliers.
Please see the notes that accompany the table for additional information concerning the data contained in the table.

Smelter and Refiner and Country of Origin Information(1)

	Conformant				Active	On Smelter Look-up Tab List Only
	DRC Region Sourced	Non-DRC Region Sourced	Not Disclosed	Recycled or Scrap
Tantalum (Total Unique Smelters = 38)	13	32	0	22	0	0
Tin (Total Unique Smelters = 71)	3	48	0	23	7	10
Tungsten (Total Unique Smelters = 50)	5	8	29	20	5	4
Gold (Total Unique Refiners = 157)	3	35	66	32	3	47
	24	123	95	97	15	61

1.    We note the following in connection with the information contained in the foregoing table:
a.    The included SORs only include those reported entities that were listed on the Smelter Look-up tab to the Template because those are the only reported entities that we were able to determine were SORs.
b.    “Conformant” means that the SOR has successfully completed an assessment against the applicable Responsible Minerals Assurance Process (“RMAP”) standard or an equivalent cross-recognized assessment. Included SORs were not necessarily Conformant for all or part of 2020 and may not continue to be Conformant for any future period.
c.    “Active” means that the SOR has committed to undergo an RMAP assessment, completed the relevant documents, and scheduled the on-site assessment. These may be in the pre-assessment, assessment, or corrective-action phases of the assessment.
d.    A SOR is categorized as “On Smelter Look-up Tab List Only” if it is listed on the Smelter Look-up tab list of the Template but is not listed as “Conformant” or “Active.”
e.    The compliance status reflected in the table is based solely on information made publicly available by the RMI, without independent verification by us.
f.    Origin information was derived from information made available by the RMI to its members, without independent verification by us. According to this information, some of the Conformant SORs may have sourced from both within the DRC Region and from outside the DRC Region. If a SOR sourced from multiple sources, we were not able to determine the origin of the 3TG specific to our in-scope products. SORs for which origin information is made available are listed in each category from which they may have sourced. Therefore, not all of the origin information reflected in the table may apply to the necessary 3TG in our in-scope products.
g.    For 2020, we were not able to determine the possible origin of the 3TG processed by any of the SORs listed as “Active”, “On Smelter Look-up Tab List Only” or “Conformant/Not Disclosed.” A SOR is indicated as “Conformant/Not Disclosed” if the origin of the 3TG processed by the SOR is provided by the London Bullion Market Association, the Responsible Jewellery Council or the Tungsten Industry – Conflict Minerals Council on an aggregated basis.

h.    All information in the table is as of April 23, 2021.
We endeavored to determine the mine or location of origin of the 3TG contained in our in-scope products by requesting that the Suppliers provide us with a completed Template concerning the source of the 3TG in the components, products and materials sourced from them. Where a SOR was identified, we also reviewed information made available by the RMI to its members and publicly available information, to the extent available, to try to determine the mine or location of origin.
Additional Risk Mitigation Efforts
We intend to take the following additional steps in respect of our 2021 compliance to mitigate the risk that the necessary 3TG in our in-scope products benefit armed groups:
1.    Encourage Suppliers that provided company level information for 2020 to provide product level information for 2021 through ongoing outreach with these Suppliers.
2.    Engage with Suppliers that provided incomplete responses or that did not provide responses for 2020 to help ensure that they provide requested information for 2021.
3.    Encourage the continuing development and progress of traceability measures at Suppliers that indicated for 2020 that the source of 3TG was unknown or undeterminable.
4.    Provide information on 3TG compliance via the Service Provider’s e-learning online modules and other communications.
5.    Communicate to new potentially in-scope suppliers our sourcing expectations, including through the dissemination of the Conflict Minerals Policy to them. In addition, as new in-scope suppliers are added, work with these suppliers to ensure that they understand the requirements of the Conflict Minerals Rule and the OECD Guidance.
6.    Complete additional supplier training to ensure suppliers understand the requirements of traceability, how to complete the Template, and our expectations.
All of the foregoing steps are in addition to the steps that we took in respect of 2020, which we intend to continue to take in respect of 2021 to the extent applicable.